PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

16th December 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 16th December 2005:

"Premier Successful in the Norwegian APA Licensing Round".

Yours faithfully

Stephen Huddle

Stephen Huddle
Company Secretary

Enc

dlw 1/4

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL plc
("Premier")

Premier Successful in the Norwegian APA Licensing Round

Premier is pleased to announce that Premier Oil Norge AS, a wholly owned subsidiary of Premier Oil plc, has been offered participation in five Norwegian production licences in the recently announced APA 2005 bidding round.

The awards underline Premier's commitment to build a successful business in Norway.

The new licences are located in the Norwegian North Sea. Further details, on the blocks and the forward programme, will be provided in the operational and trading update in January 2006.

The licence awards are as follows (*)

- PL374S (blocks 34/2 and 34/5) (Premier 15%)
- PL375 (blocks 34/4 and 34/5) (Premier 30%)
- PL364 (blocks 25/2,3,5 and 6) (Premier 50%)
- PL359 (blocks 16/1 and 16/4) (Premier 30%)
- PL378 (blocks 35/12 and 36/10) (Premier 40%)

Simon Lockett, Chief Executive, commented:

"We are delighted by today's awards. It is further evidence of Premier's determination to build a material business in the Norwegian Continental Shelf, based on our existing North Sea expertise. Today's announcement is another important step in delivering our new business strategy and we look forward to working with our new partners in these exciting areas. "

16th December 2005

(*) all block names refer to part blocks

ENQUIRIES

Premier Oil plc — **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson — **Tel: 020 7743 6673**
Gavin Davis — **Tel: 020 7743 6677**